Exhibit 99.8

REPORT UNDER PART 4

OF NATIONAL INSTRUMENT 62-103

1.

Name and address of eligible institutional investor:

Sprott Asset Management LP (the “Offeror”)

200 Bay Street, Suite 2700, P.O. Box 27

Royal Bank Plaza, South Tower

Toronto, Ontario

M5J 2J1

2.

The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor’s securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:

This is the initial report filed by the Offeror under Part 4 of NI 62-103 in respect of

Cream Minerals Ltd. (the “Issuer”).

3.

The  designation  and  number  or  principal  amount  of  securities  and  the  eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:

As  at  December  31,  2010,  the  Offeror  exercises  control  or  direction,  on  behalf  of accounts fully managed by it, over 12,750,000 common shares (the “Common Shares”) and  11,750,000  warrants  (the  “Warrants”)  of  the Issuer.    Based  on  the  number  of currently  issued  and  outstanding  common  shares  (as  reported  by  the  Issuer),  and assuming the exercise of the Warrants, the Offeror exercises control or direction over 16.3% of the issued and outstanding common shares.

4.

The designation and number or principal amount of securities and the percentage of outstanding securities referred to in item 3 over which:

(a)

the  eligible  institutional  investor,  either  alone  or  together  with  any  joint actors, has ownership and control:

The Offeror does not itself own any Common Shares, Warrants or other securities of the Issuer.  The only persons with whom the Offeror may be deemed by the Securities Act (Ontario) to be acting jointly and in concert with would be the entities referred to in Item 7 below.

(b)

the  eligible  institutional  investor,  either  alone  or  together  with  any  joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actors:

None.

(c)

the  eligible  institutional  investor,  either  alone  or  together  with  any  joint actors, has exclusive or shared control but does not have ownership:

The  Offeror  exercises  control  or  direction  over  all  of  the  Common  Shares  and  the Warrants referred to above in its capacity as portfolio manager of managed accounts.

5.

The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The securities described herein are being held for investment purposes.  Depending on market and other conditions, the Offeror may from time to time in the future increase or decrease its ownership, control or direction over the Common Shares, the Warrants or other securities of the Issuer, through market transactions, private agreements or otherwise.

6.

The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

None.

7.

The names of any joint actors in connection with the disclosure required by this report:

The managed accounts of the Offeror holding the Common Shares and the Warrants include:  Sprott Canadian Equity Fund, Sprott Bull/Bear RSP Fund, Sprott Hedge Fund L.P., Sprott Hedge Fund L.P. II, Sprott Master Fund, Ltd., Sprott Master Fund II, Ltd., and certain Sprott Managed Accounts.

8.

If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer’s securities:

Not applicable.

9.

A statement that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer:

The Offeror is eligible to file reports under Part 4 of NI 62-103 in respect of the Issuer. The filing of this report is not an admission that an entity named in the report owns or controls any described securities or is a joint actor with another named entity.

Dated this 10th day of January, 2011.

SPROTT ASSET MANAGEMENT LP, by its General Partner, SPROTT ASSET MANAGEMENT GP INC.

By: “Kirstin McTaggart”

Kirstin McTaggart

Chief Compliance Officer